

SUPPL


SembCorp
Industries

Co Regn No: 199802241 8D

SEMBCORP INDUSTRIES TO RECEIVE AN ADDITIONAL S$44 MILLION FOR THE SALE OF ITS STAKE IN SEMBCORP LOGISTICS

SembCorp Industries ("SembCorp") refers to the announcement dated May 2, 2006 made by Standard Chartered Bank, for and on behalf of Toll (Asia) Pte. Ltd, where it was announced that as Toll (Asia) Pte. Ltd. has received acceptances representing not less than 90 per cent of the total number of issued shares in SembCorp Logistics ("SembLog"), the Offer Price for each Offer Share is now S$1.80 in cash, amounting to S$793 million in proceeds.

As a result, SembCorp will now receive an additional amount of approximately S$44 million, over and above the S$749 million it has already received based on S$1.70 per SembLog share.

Based on total proceeds of S$793 million for the sale of SembCorp's entire interest in SembLog and taking into account the share of SembLog's results for 1Q2006, this divestment has resulted in a net exceptional gain of S$463 million in SembCorp's 1Q2006 results.

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
May 3, 2006

For media and analysts' enquiries, please contact:

NG Lay San, Ms
Senior Manager
Group Corporate Relations
Tel: +65 6723 3150
Email: laysan@sembcorp.com.sg

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